

February 16, 2011

Michael S. Wasik
Chief Executive Officer
Roomlinx, Inc.
2150 W. 6th Ave., Unit H
Broomfield, CO 80020

> **Re: Roomlinx, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-171776**
> **Filed January 20, 2011**

Dear Mr. Wasik:

We have limited our review of your registration statement to those issues we have addressed in our comment below. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale. Due to the significant number of shares being registered and the affiliations some of the selling shareholders have to you, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

   If you disagree, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include, but not be limited to an explanation of the relationship between the company and the selling shareholders, any relationships among any of the selling shareholders, the manner in which each selling shareholder received the shares and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. You should also identify if any of the selling shareholders is in the business of buying and selling securities. If a selling shareholder is an affiliate of a broker dealer, please disclose whether the seller purchased in the ordinary course of business, and whether, at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Groff, Attorney Advisor, at 202-551-3458 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

CC: Alan C. Ederer, Esq.
        Via facsimile: (516) 977-3056